Exhibit 99.1

SOLAI Limited Announces Results of Extraordinary General Meeting

AKRON, Ohio, August 17, 2026 /PRNewswire/ – SOLAI Limited (OTC Pink: SLAIY) (“SOLAI” or the “Company”) (previously known as “BIT Mining Limited”), a technology-driven personal AI and digital infrastructure provider, today announced the results of its extraordinary general meeting of shareholders (the “EGM”) held on August 14, 2026.

At the EGM, the shareholders of the Company passed resolutions to (i) increase the authorised share capital of the Company from US$1,940,000 divided into 38,399,870,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each, 65,000 Class A Preference Shares of a nominal or par value of US$0.00005 each, 65,000 Class A II Preference Shares of a nominal or par value of US$0.00005 each and 400,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00005 each, to US$3,500,020,006.525 divided into 70,000,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each, 65,100 Class A Preference Shares of a nominal or par value of US$0.00005 each, 65,100 Class A II Preference Shares of a nominal or par value of US$0.00005 each and 400,000,300 Class B Ordinary Shares of a nominal or par value of US$0.00005 each, by the creation of 69,961,600,130,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each, 100 Class A Preference Shares of a nominal or par value of US$0.00005 each, 100 Class A II Preference Shares of a nominal or par value of US$0.00005 each and 300 Class B Ordinary Shares of a nominal or par value of US$0.00005 each; (ii) consolidate every 700 of the Company’s authorised shares (whether issued or unissued) of a nominal or par value of US$0.00005 each into 1 share of a nominal or par value of US$0.035 each (the “Share Consolidation”), such that following the Share Consolidation, the authorised share capital of the Company shall be changed from US$3,500,020,006.525 divided into 70,000,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each, 65,100 Class A Preference Shares of a nominal or par value of US$0.00005 each, 65,100 Class A II Preference Shares of a nominal or par value of US$0.00005 each and 400,000,300 Class B Ordinary Shares of a nominal or par value of US$0.00005 each to US$3,500,020,006.525 divided into 100,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.035 each, 93 Class A Preference Shares of a nominal or par value of US$0.035 each, 93 Class A II Preference Shares of a nominal or par value of US$0.035 each and 571,429 Class B Ordinary Shares of a nominal or par value of US$0.035 each; and (iii) have no fractional shares issued in connection with the Share Consolidation and have all fractional Class A Ordinary Shares, Class A Preference Shares and Class A II Preference Shares (after aggregating all fractional Class A Ordinary Shares, Class A Preference Shares and Class A II Preference Shares that would otherwise be received by a shareholder) resulting from the Share Consolidation rounded up to the nearest whole number of shares, and all fractional Class B Ordinary Shares resulting from the Share Consolidation rounded down, resulting in the cancellation of all of the issued Class B Ordinary Shares of the Company as of the effective date of the Share Consolidation.

About SOLAI Limited

SOLAI Limited (previously known as “BIT Mining Limited”) (OTC Pink: SLAIY) is a technology-driven personal AI and digital infrastructure provider. Building upon its historical legacy in digital asset mining and blockchain network operations, the Company is leveraging extensive experience in large-scale hardware deployment, data center operations, and high-performance computing to build the foundational infrastructure for personal AI computing and digital asset ecosystems globally. SOLAI’s American depositary shares, each of which currently represents seven hundred (700) Class A ordinary shares, trade on the Pink Limited Market under the symbol “SLAIY”.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Statements that are not historical facts are forward-looking statements. Such statements are based upon management’s current beliefs and expectations, as well as current market and operating conditions. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control. A number of factors could cause actual results, performance or achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information:

SOLAI Limited

ir@solai.com

ir.solai.com

www.solai.com

Christensen Advisory

Jason Ng

Tel: +852-2117-0861

Email: solai@christensencomms.com